February 29, 2008

Via EDGAR Correspondence

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	TerreStar Corporation
SEC File No. 001-33546

Ladies and Gentlemen:

On behalf of TerreStar Corporation, a Delaware corporation (the "Company"), pursuant to Rule 14c-5 of the Securities Exchange Act of 1934, as amended, please be advised that the Company filed with the Securities and Exchange Commission on February 29, 2008, the Company's Preliminary Information Statement on Schedule 14C in connection with the approval by written consents on February 6, 2008 and February 7, 2008 of the corporate actions described therein by the holders of a majority of the outstanding shares of common stock of the Company.

Please direct any questions or comments regarding this filing to Barbara Becker of Gibson, Dunn & Crutcher LLP at (212) 351-4062.

Sincerely,

/s/ Jeffrey W. Epstein

General Counsel and Secretary